Exhibit 2

PERION NETWORK LTD.

Summary Terms and Conditions of
Series L Convertible Notes

1.	General

On September 23, 2014, Perion Network Ltd. (the “Company “) concluded a public offering in Israel of its Series L Convertible Bonds (the "Bonds") pursuant to a shelf offering report dated September 22, 2014, issued pursuant to the Company's Israeli shelf prospectus dated May 19, 2014, as amended on September 18, 2014. The Bonds are expected to commence trading on the Tel Aviv Stock Exchange ("TASE") on September 29, 2014.

Pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, the Bond offering was made in an "offshore transaction" to Israeli residents only, in accordance with Israeli laws, practices and documentation.

The terms and conditions of the Bonds are governed by a Hebrew-language Trust Agreement, dated September 22, 2014, between the Company and Mishmeret Trust Services Company Ltd., as trustee (the "Trust Agreement"). The Trust Agreement is governed by Israeli law.

The Bonds were issued an Israeli credit rating of 'ilA-' by Standard & Poor's Maalot, with a stable outlook.

2.	Offering Proceeds

After deducting the commissions of the arrangers and distributors of the offering, the early commitment discount given to qualified investors and legal expenses, the net proceeds of the offering amounted to approximately NIS 136.5 million (approximately $37.3 million).

The Company intends to use the net proceeds from the offering for general corporate purposes, including without limitation, potential acquisitions or investments in companies or technologies.  The Company does not have any agreement with respect to any such acquisition or investment at this time.

3.	Amount and Price of Issuance

The Company issued Bonds with an aggregate par value of approximately 143.5 million New Israeli Shekels (“NIS”) (approximately $39.2 million). The Notes were issued at a purchase price equal to 96.5% of their par value.

4.	Repayment of Principal

The principal of the Bonds will be repayable in five equal annual installments commencing on March 31, 2016, with a final maturity date of March 31, 2020.

5.	Interest

The Bonds bear interest at the rate of 5% per year. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

In the event of future downgrades of the Bonds by the Company's rating agency, the interest rate would be increased up to a maximum of 6% per year. Specifically, a downgrade by two notches would result in an increase of the interest rate to 5.5% per year, by a third notch to 5.75% per year and by a fourth notch to 6% per year. Subsequent upgrades would reverse such increases.

6.	Security

The Bonds are unsecured and are not be linked to any foreign currency or consumer price index. The Trust Agreement prohibits the creation of a floating charge on all of the Company's assets in favor of a third party without the prior approval of the Bondholders or the creation of a similar charge in favor of the Bondholders on a pari passu basis.

7.	Conversion

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares, par value NIS 0.01 per share, at a conversion price of NIS 33.605 per share (equal to approximately $9.19 on September 23, 2014) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the TASE and the NASDAQ Stock Market, to extent that the Company's ordinary shares are generally listed thereon at the time of conversion.

The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend.

8.	Forced Redemption

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions.  In addition, the Company may redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

9.	Financial Covenants

According to the Trust Agreement:

a.	The Company's ability to make distributions is subject to various limitations, including:

i.	The distribution will not cause shareholders' equity to be below $150 million or, except with respect to repurchases of equity securities, retained earnings to be below $31.5 million;

ii.	The distributions in any year may not exceed 50% of the accumulated net income of the prior years, starting with 2013; and

iii.	The ratio of net financial indebtedness to twelve-month EBITDA is not more than 1.5 at the end of the prior quarter.

b.	The Company is required to maintain and comply with the following financial covenants:

i.	Shareholders' equity of at least $120 million at the end of each quarter;

ii.	Ratio of net financial indebtedness to twelve-month EBITDA of not more than 2.5 at the end of each quarter;

iii.	Twelve-month EBITDA at the end of each quarter of not less than 40% of original aggregate principal amount of the Bonds; and

iv.	Cash and cash equivalents of at least $10 million (and, six months prior to each principal payment date, a sufficient amount to repay the principal and interest then due).

The forgoing constitutes a summary of the material terms of the Trust Agreement and is qualified in its entirety by reference to the Trust Agreement, a copy of which may be obtained from the website of the Israel Securities Authority or from the Company.